Mail Stop 4561

January 25, 2008

Mr. Joe L. Price
Chief Financial Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tyron Street
Charlotte, NC 28255

      Re: Bank of America Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Forms 10-Q for the Quarterly Periods Ended March 31, 2007, June 30, 2007, and September 30, 2007
              File No. 1-6523

Dear Mr. Price:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        John P. Nolan
                        Accounting Branch Chief